Free Writing Prospectus, Filed Pursuant to Rule 433

Registration No. 333-126811

June 1, 2006

Barclays Bank PLC

iPathSM Exchange-Traded Notes

linked to the Dow Jones-AIG Commodity Index Total ReturnSM

Medium-Term Notes, Series A

Exposure to the Index / Not Principal Protected

At maturity, you will receive a return equal to the performance of the Dow Jones-AIG Commodity Index Total Return over the period less the Investor Fee. A more detailed description is available in the Prospectus. The securities are not principal protected. Your investment in the securities could decrease in value.

Issuer	Barclays Bank PLC

Issuer Rating	AA by S&P and Aa1 by Moody’s

Initial Issue Size	$500,000,000

Initial Number of Securities	Ten million

Principal Amount per Security	$50

Inception Date	June 6, 2006

Listing	We have applied to list the securities on the New York Stock Exchange (NYSE) under the symbol “DJP” and expect listing on June 7, 2006.

Original Issue Date	June 9, 2006

Final Valuation Date	June 5, 2036

Maturity Date	June 12, 2036

Index	The Dow Jones-AIG Commodity Index Total ReturnSM.

Early Redemption	Subject to notification requirements, you will have the right to redeem a minimum of 50,000 securities on any Redemption Date in the Exchange Period for an amount of cash equal to the principal amount of your securities times the Index Factor on the applicable Valuation Date minus the Investor Fee on the applicable Valuation Date.

Valuation Dates	Each Thursday from June 15, 2006 to May 29, 2036 inclusive or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days.

Redemption Dates	The third business day after each Valuation Date.

Payment at Maturity	At maturity, you will receive a cash payment equal to the principal amount of your securities times the Index Factor on the Final Valuation Date minus the Investor Fee on the Final Valuation Date.

Index Factor	The Index Factor on any given day will be equal to the closing value of the Index on that day divided by the Initial Index Level.

Initial Index Level	The closing value of the Index as published on the Inception Date.

Investor Fee	The Investor Fee is equal to 0.75% per year times the principal amount of your securities times the Index Factor, calculated on a daily basis in the following manner: The Investor Fee on the Inception Date will equal zero. On each subsequent calendar day until maturity or early redemption, the Investor Fee will increase by an amount equal to 0.75% times the principal amount of your securities times the Index Factor on that day divided by 365.

Trading Day	A day, as determined by the Calculation Agent, on which the value of the Index is published, trading is generally conducted on the NYSE, and trading is generally conducted on the markets on which the futures contracts underlying the Index are traded.

Settlement	DTC, Book entry, Transferable

Trustee and Paying Agent	Bank of New York

CUSIP Number	06738C778

ISIN	US06738C7781

Periodic Interest	None

Business Days	London and New York

Business Day Convention	Modified Following

Calculation Agent	Barclays Bank PLC

Disclaimer

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated September 21, 2005, the prospectus supplement dated September 22, 2005, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this term sheet if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

This material is not a confirmation of a transaction. We are willing to discuss it with you on the assumption that you have sufficient knowledge, experience and professional advice to understand and make your own independent evaluation of the merits and risks of the proposed structures. This should not be viewed as investment, tax, accounting or other advice. This material may be amended, superseded or replaced in its entirety by subsequent term sheets or other summaries of terms and conditions or confirmations. In the event of any inconsistency between this term sheet and any pricing supplement with respect to a transaction related to the securities discussed herein, such pricing supplement shall govern.

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicated returns, performance or results will be achieved. All information, terms and pricing set forth herein reflect our judgment at the date and time hereof and are subject to change.

In the event that Barclays were to enter into a transaction with you, Barclays will not do so as your fiduciary or advisor. Barclays will generally conduct its business without regard to the consequences of such conduct (adverse or otherwise) to you. Barclays, or any of its affiliates may from time to time act as manager, co-manager or underwriter of a public offering or otherwise, in the capacity of principal or agent, deal in, hold or act as market makers or advisors, brokers or commercial and/or investment bankers in relation to the securities or related derivatives that are discussed herein.

Transactions of the type described in these materials may involve a high degree of risk and the value of such transactions may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation, asset, entity or index, and risk of illiquidity. In certain transactions, counterparties may lose their entire investment or incur an unlimited loss. This brief statement does not disclose all the risks and other significant aspects in connection with transactions of the type described in these materials. Please review the prospectus, and any relevant prospectus supplement, pricing supplement or free writing prospectus relating to the securities discussed herein for a further discussion of the risks. Prior to transacting, counterparties should ensure that they fully understand (either on their own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to them.

Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A., and its affiliates, and Barclays Capital Inc., and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) is written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

Copyright in these materials is owned by Barclays (© Barclays Bank PLC 2006 (all rights reserved)). These materials, or any part thereof, may not be reproduced, distributed or transmitted to any other person or incorporated in any way into another document without the prior written consent of Barclays. As used herein, the term “Barclays” refers to Barclays Bank PLC, together with its subsidiaries and affiliated companies. Each of these companies is separately incorporated and none of these companies are responsible for the obligations of the others.

Barclays Capital—the investment banking division of Barclays Bank PLC (US Securities Affiliate: Barclays Capital Inc.); Registered in England 1026167. Registered office 1 Churchill Place, London E14 5HP; Authorised and regulated by FSA and member of the London Stock Exchange.

“Dow Jones,” “AIG®” “Dow Jones-AIG Commodity Index Total ReturnSM,” and “Dow Jones-AIG Commodity IndexSM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC’s for the Securities. The Securities based on the Dow Jones-AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s).

The Securities are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. (“Dow Jones”), American International Group, Inc. (“American International Group”), AIG Financial Products Corp. (“AIG-FP”) or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Securities or any member of the public regarding the advisability of investing in securities or commodities generally or in the Securities particularly. The only relationship of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates to Barclays Bank PLC is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity Index, which is determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to Barclays Bank PLC or the Securities. Dow Jones and AIG-FP have no obligation to take the needs of Barclays Bank PLC or the owners of the Securities into consideration in determining, composing or calculating Dow Jones-AIG Commodity Index. None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to Securities customers, in connection with the administration, marketing or trading of the Securities. Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Securities currently being issued by Barclays Bank PLC, but which may be similar to and competitive with the Securities. In addition, American International Group, AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM and Dow Jones-AIG Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity IndexSM, and Securities.

The term sheet relates only to Securities and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Securities should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates. The information in the term sheet regarding the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity IndexSM components in connection with Securities. None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEX TOTAL RETURNSM OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEX TOTAL RETURNSM OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEX TOTAL RETURNSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIG-FP AND BARCLAYS BANK PLC, OTHER THAN AMERICAN INTERNATIONAL GROUP AND ITS AFFILIATES. 3094-iP-0606